Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1997 and Ending December 31, 1997

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES






                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.








                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or       Page
Description of Schedules and Accounts                   Acct. No.         No.
-------------------------------------              -------------------   -----
   COMPARATIVE BALANCE SHEET                        Schedule I            4-5

   SERVICE COMPANY PROPERTY                         Schedule II           6-7

   ACCUMULATED PROVISION FOR DEPRECIATION AND
   AMORTIZATION OF SERVICE COMPANY                  Schedule III           8

   INVESTMENTS                                      Schedule IV            9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES     Schedule V            10

   FUEL STOCK EXPENSES UNDISTRIBUTED                Schedule VI           11

   STORES EXPENSE UNDISTRIBUTED                     Schedule VII          12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS         Schedule VIII         13

   MISCELLANEOUS DEFERRED DEBITS                    Schedule IX           14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                     Schedule X            15

   PROPRIETARY CAPITAL                              Schedule XI           16

   LONG-TERM DEBT                                   Schedule XII          17

   CURRENT AND ACCRUED LIABILTIES                   Schedule XIII         18

   NOTES TO FINANCIAL STATEMENTS                    Schedule XIV          19

   COMPARATIVE INCOME STATEMENT                     Schedule XV           20

   ANALYSIS OF BILLING - ASSOCIATE COMPANIES        Account 457           21

   ANALYSIS OF BILLING - NONASSOCIATE COMPANIES     Account 458           22

   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
   AND NONASSOCIATE COMPANIES                       Schedule XVI          23

   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
   FUNCTION                                         Schedule XVII        24-25

   DEPARTMENTAL ANALYSIS OF SALARIES                Account 920           26

   OUTSIDE SERVICES EMPLOYED                        Account 923           27

   EMPLOYEE PENSIONS AND BENEFITS                   Account 926           28

   GENERAL ADVERTISING EXPENSES                     Account 930.1         29

   MISCELLANEOUS GENERAL EXPENSES                   Account 930.2         30

   RENTS                                            Account 931           31

   TAXES OTHER THAN INCOME TAXES                    Account 408           32

   DONATIONS                                        Account 426.1         33

   OTHER DEDUCTIONS                                 Account 426.5         34

   NOTES TO STATEMENT OF INCOME                     Schedule XVIII        35

   ORGANIZATION CHART                                                     36

   METHODS OF ALLOCATION                                                  37

   ANNUAL STATEMENT OF COMPENSATION FOR
   USE OF CAPITAL BILLED                                                  38

   ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                      38A

   SIGNATURE PAGE                                                         39







                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                       AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1997           1996
                                                                  (Thousands of Dollars)
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                      $84,317      $96,229
107    Construction work in progress (Schedule II)                   7,788        3,843
                                                                -----------  -----------
           Total Property                                           92,105      100,072
                                                                -----------  -----------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)      51,650       54,841
                                                                -----------  -----------
           Net Service Company Property                             40,455       45,231
                                                                -----------  -----------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)               -            -
124    Other investments (Schedule IV)                               4,155        4,815
                                                                -----------  -----------
           Total Investments                                         4,155        4,815
                                                                -----------  -----------
       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                          9,030       32,688
134    Special deposits                                               -            -
135    Working funds                                                   470          470
136    Temporary cash investments (Schedule IV)                     34,700      154,237
141    Notes receivable                                               -            -
143    Accounts receivable                                          42,017       35,251
144    Accumulated provision of uncollectible accounts                -            -
146    Accounts receivable from associate companies (Schedule V)   193,151      167,866
152    Fuel stock expenses undistributed (Schedule VI)                -            -
154    Materials and supplies                                           34           71
163    Stores expense undistributed (Schedule VII)                    -            -
165    Prepayments                                                   2,574        1,828
174    Miscellaneous current and accrued assets (Schedule VIII)       -            -
                                                                -----------  -----------
           Total Current and Accrued Assets                        281,976      392,411
                                                                -----------  -----------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                       -            -
184    Clearing accounts                                               704          842
186    Miscellaneous deferred debits (Schedule IX)                  36,308       14,733
188    Research, development, or demonstration
       expenditures (Schedule X)                                      -            -
190    Accumulated deferred income taxes                            17,644       16,309
                                                                -----------  -----------
           Total Deferred Debits                                    54,656       31,884
                                                                -----------  -----------
           TOTAL ASSETS AND OTHER DEBITS                          $381,242     $474,341
                                                                ===========  ===========









                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
----------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                 AS OF DECEMBER 31
----------------------------------------------------------------------------------------
                                                                   1997         1996
                                                                  (Thousands of Dollars)
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                            $-           $-
211    Miscellaneous paid-in-capital (Schedule XI)                       1            1
215    Appropriated retained earnings (Schedule XI)                   -            -
216    Unappropriated retained earnings (Schedule XI)                 -            -
                                                                -----------  -----------
           Total Proprietary Capital                                     1            1
                                                                -----------  -----------
       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)               -            -
224    Other long-term debt (Schedule XII)                            -            -
225    Unamortized premium on long-term debt                          -            -
226    Unamortized discount on long-term debt-debit                   -            -
                                                                -----------  -----------
           Total Long-Term Debt                                       -            -
                                                                -----------  -----------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                  -            -
232    Accounts payable                                             82,544      123,957
233    Notes payable to associate companies (Schedule XIII)        141,950      216,275
234    Accounts payable to associate companies (Schedule XIII)      33,894       33,179
236    Taxes accrued                                                14,487       15,583
237    Interest accrued                                                 13            2
238    Dividends declared                                             -            -
241    Tax collections payable                                        (625)        (376)
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                  42,760       47,519
                                                                -----------  -----------
           Total Current and Accrued Liabilities                   315,023      436,139
                                                                -----------  -----------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                       66,218       38,201
255    Accumulated deferred investment tax credits                    -            -
                                                                -----------  -----------
           Total Deferred Credits                                   66,218       38,201
                                                                -----------  -----------
282    ACCUMULATED DEFERRED INCOME TAXES                              -            -
       ---------------------------------                        -----------  -----------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $381,242     $474,341
                                                                ===========  ===========








                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1997

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION

  303  MISCELLANEOUS INTANGIBLE PLANT   $1,897      $138                            $2,035

  304  LAND AND LAND RIGHTS

  305  STRUCTURES AND IMPROVEMENTS

  306  LEASEHOLD IMPROVEMENTS            2,816        (3)      1,794                 1,019

  307  EQUIPMENT (2)                    73,198     3,116      13,355                62,959

  308  OFFICE FURNITURE AND EQUIPMENT   16,661        13         (40)         5     16,719

  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT          2         3                                 5

  310  AIRCRAFT AND AIRPORT EQUIPMENT

  311  OTHER SERVICE COMPANY
       PROPERTY (3)                      1,655       (24)        275       $224      1,580
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   96,229     3,243      15,384        229     84,317
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                      3,843     4,129                   (184)     7,788
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                     $100,072    $7,372     $15,384        $45    $92,105
                                     ========== ========= =========== ========== ==========

-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                     NONE










                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
 307NA Automatic Data Processing Equipment                    $2,834               $36,683
 307NB Construction Equipment                                     51                   260
 307NC Other Communication Equipment                             250                21,990
 307NL Research and Laboratory Equipment                         (27)                3,838
 307NM Microwave Equipment                                         8                   176
 307NP Printing and Stationery Equipment                           0                    12
                                                          -----------            ----------

                                               TOTAL          $3,116               $62,959
                                                          ===========            ==========








-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

       This account includes audio, visual, cafeteria and training equipment.


-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:

       This account includes data processing equipment and other general plant items.













                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1997


                                      SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY
                        ------------------------------------------

-------------------------------------------------------------------------------------------
                                                ADDITIONS               OTHER
                                     BALANCE AT  CHARGED               CHANGES    BALANCE
                                     BEGINNING     TO                    ADD      AT CLOSE
                DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)1/  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Account
-------
  301  ORGANIZATION

  303  MISCELLANEOUS INTANGIBLE PLANT     $624      $352                              $976

  304  LAND AND LAND RIGHTS

  305  STRUCTURES AND IMPROVEMENTS

  306  LEASEHOLD IMPROVEMENTS            2,694         5       1,794                   905

  307  EQUIPMENT                        36,293    11,399      13,374                34,318

  308  OFFICE FURNITURE AND FIXTURES    14,363       356         (40)               14,759

  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT          2                                           2

  310  AIRCRAFT AND AIRPORT EQUIPMENT

  311  OTHER SERVICE COMPANY
       PROPERTY                            865       100         275                   690
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $54,841   $12,212     $15,403         $0    $51,650
                                     ========== ========= =========== ========== ==========

-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       NONE

</TABLE









                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 1997


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company,

               number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

--------------------------------------------------------------------------------------
                                                               BALANCE AT   BALANCE AT
                                                               BEGINNING      CLOSE
                       DESCRIPTION                              OF YEAR      OF YEAR
--------------------------------------------------------------------------------------
                                                               (THOUSANDS OF DOLLARS)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                 $   -         $  -



ACCOUNT 124 - OTHER INVESTMENTS:

   RABBI Trust Investment (Supplemental Executive
     Retirement Savings Plan)                                      3,866        4,155
   Cash Surrender Value of Company Owned Life Insurance              949            0
                                                               ----------   ----------
               Total - ACCOUNT 124                                 4,815        4,155
                                                               ----------   ----------


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
   Fidelity Money Market Fund, due January 2, 1998                     0        3,913
   Merrill Lynch Money Market Fund, due January 2, 1998                0        3,556
   Provident Money Market Fund, due January 2, 1998                    0       18,181
   Goldman Sachs Money Market Fund, due January 2, 1998                0        9,050
   CDC Commercial Paper, due January 2, 1997                      19,993            0
   Duke Power Commercial Paper, due January 2, 1997                3,998            0
   Halifax Commercial Paper, due January 2, 1997                  24,913            0
   J.P Morgan Commercial Paper, due January 2, 1997                5,482            0
   Merrill Lynch Commercial Paper, due January 2, 1997            24,991            0
   General Electric Commercial Paper, due January 3, 1997         16,924            0
   John Hancock Commercial Paper, due January 3, 1997             10,627            0
   Gannett Commercial Paper, due January 6, 1997                  24,912            0
   PHH Commercial Paper, due January 6, 1997                       7,464            0
   IBM Commercial Paper, due January 16, 1997                     14,933            0
                                                               ----------   ----------
               Total - ACCOUNT 136                               154,237       34,700
                                                               ----------   ----------

                                          GRAND TOTAL           $159,052      $38,855
                                                               ==========   ==========










                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                  BALANCE AT   BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------
Northeast Utilities                                                    $598          $217
The Connecticut Light and Power Company                              47,972        46,606
The Rocky River Realty Company                                            0            81
Holyoke Water Power Company                                           1,084           817
Holyoke Power and Electric Company                                       (5)          (10)
Western Massachusetts Electric Company                               11,964        10,931
Public Service Company of New Hampshire                              13,681         5,862
Properties, Inc.                                                          0             1
North Atlantic Energy Corporation                                        35            36
North Atlantic Service Energy Corporation                             1,588         2,022
The Quinnehtuk Company                                                    4             3
Northeast Nuclear Energy Company                                     17,534        20,639
Charter Oak Energy Incorporated                                          65          (182)
COE Tejona Corporation                                                    0            13
COE Development Corporation                                             169            54
Mode 1 Communications, Inc.                                             584           151
Select Energy, Inc.                                                     282        (1,367)
HEC Inc.                                                                 36            27
                                                                  ----------   -----------
                                                                     95,591        85,901
                                                                  ----------   -----------

NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
-------------------------------------------------------
The Connecticut Light and Power Company                                   0        61,300
North Atlantic Energy Corporation                                     2,500         9,950
The Rocky River Realty Company                                       16,900        15,700
The Quinnehtuk Company                                                5,000         5,350
Western Massachusetts Electric Company                               47,400        14,350
HEC Inc.                                                                475           600
                                                                  ----------   -----------
                                                                     72,275       107,250
                                                                  ----------   -----------
                                             TOTAL                 $167,866      $193,151
                                                                  ==========   ===========
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

               See page 10A for details










                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


------------------------------------------------------------------------------------------
                                                                                  TOTAL
                                                                                PAYMENTS
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Northeast Utilities                                                                $2,517
The Connecticut Light and Power Company                                           210,709
Holyoke Water Power Company                                                         2,762
Holyoke Power and Electric Company                                                    (89)
Western Massachusetts Electric Company                                             39,351
Public Service Company of New Hampshire                                            62,870
Properties, Inc.                                                                        4
North Atlantic Energy Corporation                                                     580
North Atlantic Service Energy Corporation                                           7,744
Northeast Nuclear Energy Company                                                   52,699
Charter Oak Energy Incorporated                                                       180
COE Development Corporation                                                           393
COE (UK) Corporation                                                                    4
COE Argentina II Corporation                                                           12
COE Tejona Corporation                                                                 55
COE Fenix Corporation                                                                   6
Select Energy, Inc.                                                                 5,058
Mode 1 Communication, Inc.                                                            657
The Quinnehtuk Company                                                                 10
The Rocky River Realty Company                                                        196
HEC Inc.                                                                               20
                                                                               -----------
                                             TOTAL                               $385,738
                                                                               ===========

Convenience payments result primarily from the following items:

Net Power Exchange                                                               $116,179
Employee Pensions and Benefits                                                     86,922
U.S. Department of Energy Fees                                                      3,598
Electric Power Research Institute Fees                                              1,712
Legal Services                                                                     15,797
Nuclear Insurance                                                                   3,943
Non-Nuclear Insurance                                                              15,739
Engineering Services                                                                6,714
Communication Expenses                                                              2,425
Payroll Deductions to Credit Unions                                                29,788
Temporary Personnel Services                                                        8,207
Tree Trimming                                                                       4,790
Conservation Consulting                                                             9,027
Storm Emergency, net of insurance recovery                                         (9,215)
Overhead Line Construction                                                         13,125
Computers Services                                                                  1,751
Fleet leasing                                                                       1,220
Fuel Purchases                                                                     19,025
Rental of chiller equipment for gas turbine                                         1,970
Postage-customer billing                                                            5,504
Repurchase of Rocky River Realty Company's Series B notes                          23,879
Miscellaneous (1242 items)                                                         23,638
                                                                               -----------
                                             TOTAL                               $385,738
                                                                               ===========





                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed
              "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                        $498            $54           $552


The above fuel stock expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company            (253)           (32)          (285)
Public Service Company of New Hampshire            (167)           (18)          (185)
Western Massachusetts Electric Company              (14)            (2)           (16)
Holyoke Water Power Company                         (64)            (2)           (66)



                                                 -------        -------        -------
                                        TOTAL        $0             $0             $0
                                                 =======        =======        =======





--------------------------------------------------------------------------------------

SUMMARY: Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.










                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                      $1,564           $235         $1,799


The above stores expenses are billed back to each of the companies listed below:


The Connecticut Light and Power Company            (815)          (178)          (993)
Public Service Company of New Hampshire            (205)           (15)          (220)
Western Massachusetts Electric Company             (107)           (20)          (127)
Holyoke Water Power Company                         (37)           (10)           (47)
Northeast Nuclear Energy Company                   (357)            (3)          (360)
North Atlantic Energy Service Corporation           (10)            (5)           (15)
Select Energy, Inc.                                  (2)            (1)            (3)
Connecticut Yankee Atomic Power Company -
    (nonassociate company)                          (31)            (3)           (34)
                                                 -------        -------        -------
                                        TOTAL        $0             $0             $0
                                                 =======        =======        =======









                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1997


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS             $-             $-















                                                               -----------    ----------
                                          TOTAL                    $-             $-
                                                               ===========    ==========









                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 1997


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


------------------------------------------------------------------------------------------
                                                                 BALANCE AT     BALANCE AT
                                                                  BEGINNING       CLOSE
                       DESCRIPTION                                 OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS



Prepaid rent - Rocky River Realty Company                                $0       $23,985
Unfunded supplemental executive retirement plan                      10,607        10,607
Agents account clearing                                               1,948           713
Employees performance payments                                          181           106
Receivable from VEBA trust for retiree's medical/life claims            954           109
Deposit for transmission services                                       954           720
Miscellaneous (10 items at beginning and 15 items at end of year)        89            68










                                                                 -----------    ----------
                                           TOTAL                    $14,733       $36,308
                                                                 ===========    ==========








                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------


                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES

EPRI Research Dues                                                       $1,488
Wind Research                                                                62
Solar Power Research                                                         41
Pathophysiology Of Electrical Injuries                                       40
Heat Pump Water Heater Research                                              31
Miscellaneous, Various Co-funding projects, etc.(9 items)                   172













The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                  (1,082)
Public Service Company of New Hampshire                                    (189)
Western Massachusetts Electric Company                                     (231)
Holyoke Water Power Company                                                  (7)
Northeast Atlantic Energy Service Company                                  (225)
Connecticut Yankee Atomic Power Company -
    (nonassociate company)                                                 (100)

                                                                         -------
                                                 TOTAL                       $0
                                                                         =======







                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                          For the Year Ended December 31, 1997


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED            5,000         $1.00           1           $1.00
------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                        $ 1

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                         -
                                                                   ------
                                                     TOTAL         $ 1
                                                                   ======

------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.


------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------

ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                  $ -            $ -          $  -          $ -
                                       -----         -----         -----         -----
                             TOTAL    $ -            $ -          $  -          $ -
                                       =====         =====         =====         =====








                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    For the Year Ended December 31, 1997

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224
             -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------------
                                                                     BALANCE                        BALANCE
                         TERMS OF OBLIG. DATE                           AT                            AT
                         CLASS & SERIES   OF     INTEREST  AMOUNT    BEGINNING           DEDUCTIONS  CLOSE
NAME OF CREDITOR          OF OBLIGATION MATURITY  RATE    AUTHORIZED OF YEAR   ADDITIONS    (1)     OF YEAR
------------------------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                        $-         $-       $-        $-        $-
            COMPANIES:







ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                             -          -        -         -         -

                                                           -----      -----    -----     -----     -----
                                                             $-         $-       $-        $-        $-
                                                           =====      =====    =====     =====     =====

(1) GIVE AN EXPLANATION OF DEDUCTIONS:








                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:Provide balance of notes and accounts payable to each associate company.
             Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------
                                                             BALANCE AT      BALANCE AT
                                                              BEGINNING        CLOSE
                     DESCRIPTION                               OF YEAR        OF YEAR
---------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                              $5,475        $34,200
The Connecticut Light and Power Company                         109,500              0
Public Service Company of New Hampshire                          18,250              0
Northeast Nuclear Energy Company                                 75,000         98,600
Holyoke Water Power Company                                       8,500          9,150
                                                             -----------     ----------
                                         TOTAL                 $216,725       $141,950
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                                $250           $381
The Connecticut Light and Power Company                             245            841
The Rocky River Realty Company                                    1,610            392
Public Service Company of New Hampshire                          26,341         29,031
Western Massachusetts Electric Company                            2,335          2,307
Northeast Nuclear Energy Company                                  1,767            918
North Atlantic Energy Service Company                               364             10
HEC Inc.                                                              0             14
Holyoke Water Power Company                                         267              0
                                                             -----------     ----------
                                         TOTAL                  $33,179        $33,894
                                                             ===========     ==========
---------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Pension Cost                                                    $28,625        $24,746
Performance Reward Program                                       11,834         14,608
Payroll Accrual                                                   6,089          1,361
Payroll Deductions                                                  956            772
Early Retirement Program                                              0          1,258
Interest on Connecticut Sales Tax Settlement                         15             15
                                                             -----------     ----------
                                         TOTAL                  $47,519        $42,760
                                                             ===========     ==========








              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1997

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL
     Northeast Utilities Service Company (NUSCO or the company), a wholly owned subsidiary of Northeast Utilities (NU), supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the companies of the Northeast Utilities system (NU system).

     The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company (HWP), and North Atlantic Energy Corporation
     (NAEC) are the operating subsidiaries of the NU system and are wholly owned by NU.

     Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear generating facilities. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear plant.

     PUBLIC UTILITY REGULATION
     NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). NU and its subsidiaries, including NUSCO, are subject to the provisions of the 1935 Act.

     DEPRECIATION
     The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs. Depreciation rates are applied to the average plant-in-service during the period. The depreciation rates for the several classes of plant-in-service are equivalent to a composite rate of 11.5 percent in 1997 and 8.5 percent in 1996. When plant is retired from service, the original cost of the plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation.

2.   LEASES

     GENERAL
     NUSCO has entered into lease agreements for the use of data processing equipment, office equipment, vehicles and office space. The provisions of these lease agreements generally provide for renewal options. At December 31, 1997, NUSCO's capital lease obligations were immaterial.

     Rental payments charged to operating expenses for 1997 and 1996 amounted to approximately $348,000 and $613,000, respectively, for capital leases and $18,542,000 and $18,862,000, respectively, for operating leases.

     Interest included in capital lease rental payments for 1997 and 1996 was approximately $14,000 and $53,000, respectively.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance under long-term noncancelable leases, as of December 31, 1997 are approximately:

          Period                                       Operating Leases

                                                        (Thousands of Dollars)
            1998.........................                      $ 5,200
            1999.........................                        4,100
            2000.........................                        3,500
            2001.........................                        3,400
            2002.........................                        3,300
            After 2002...................                       21,900


            Future minimum lease payments                      $41,400



     ROCKY RIVER REALTY COMPANY
     Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU system companies. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these rates triggered the acceleration of rent paid by NUSCO to RRR. These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts. At December 31, 1997, NUSCO has recorded long-term prepaid rent of approximately $24 million. The asset is being amortized on a straight line basis and will be fully amortized in 2017.

3.   SHORT-TERM DEBT

     Certain subsidiaries of NU are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily Federal Funds rate. However, borrowings based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

4.   PENSION BENEFITS

     The NU system subsidiaries participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees.
     Benefits are based on years of service and employees' highest eligible compensation during 60 consecutive months of employment. NUSCO's direct portion of the NU system's pension (credit)/cost approximated $(3.9) million in 1997 and $2.4 million in 1996. Pension (credit)/cost for 1997 and 1996 included approximately $(332) thousand and $1.5 million, respectively, related to workforce reduction programs.

     Currently, NUSCO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code. Pension costs are determined using market-related values of pension assets. Pension assets are invested primarily in domestic and international equity securities and bonds.

     The components of net pension (credit)/cost for NUSCO are:


     For the Years Ended December 31,                        1997      1996

                                                         (Thousands of Dollars)

     Service cost.....................................     $10,397     $11,627
     Interest cost....................................      26,358      24,602
     Return on plan assets............................     (89,310)    (60,474)
     Net amortization.................................      48,661      26,629

     Net periodic pension (credit)/cost...............     $(3,894)   $  2,384


     For calculating pension cost, the following assumptions were used:

     For the Years Ended December 31,                        1997      1996


     Discount rate....................................       7.75%       7.50%
     Expected long-term rate of return................       9.25        8.75
     Compensation/progression rate....................       4.75        4.75

     The following table represents the plan's funded status reconciled to the Balance Sheets:

     At December 31,                                         1997      1996

                                                         (Thousands of Dollars)
     Accumulated benefit obligation at
       December 31, 1997 and 1996, includes
       $(259,171,000) and $(234,968,000)
       respectively, of vested benefits ..............   $(288,628)  $(260,444)



     Projected benefit obligation (PBO)...............   $(375,065)  $(342,345)
     Market value of plan assets......................     509,898     432,211

     Market value in excess of PBO....................     134,833      89,866
     Unrecognized transition amount...................      (5,317)     (5,923)
     Unrecognized prior service costs.................       7,562       8,092
     Unrecognized net gain............................    (161,824)   (120,660)
     Accrued pension liability........................   $ (24,746)   $(28,625)



     The following actuarial assumptions were used in calculating the plan's year-end funded status:

     At December 31,                                         1997      1996


     Discount rate....................................       7.25%     7.75%
     Compensation/progression rate....................       4.25      4.75


5.   POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The NU system subsidiaries provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan for retired employees (referred to as of Statement of Financial Accounting Standards 106 benefits (SFAS 106 benefits)). These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total SFAS 106 benefit is limited to two times the 1993 per retiree health care costs. The SFAS 106 obligation has been calculated based on this assumption. NUSCO's direct portion of SFAS 106 costs approximated $5.5 million in 1997 and $7.5 million in 1996.

     During 1997 and 1996, NUSCO funded SFAS 106 postretirement costs through external trusts. NUSCO is funding, on annual basis, amounts equal to the SFAS 106 costs for the year which also are tax-deductible under the Internal Revenue Code. The trust assets are invested primarily in equity securities and bonds.

     The components of SFAS 106 benefit costs are:

     For the Years Ended December 31,                        1997        1996

                                                         (Thousands of Dollars)

     Service cost.....................................      $1,657      $2,083
     Interest cost....................................       4,118       4,559
     Return on plan assets............................      (4,888)     (2,401)
     Amortization of transition obligation............       2,533       2,533
     Other amortization, net..........................       2,053         732

     Net health care and life insurance costs.........      $5,473      $7,506

     For calculating SFAS 106 benefit costs, the following assumptions were used:

     For the Years Ended December 31,                        1997        1996


     Discount rate....................................       7.75%       7.50%
     Long-term rate of return -
       Health assets, net of tax......................       6.00        5.25
       Life assets....................................       9.25        8.75



     The following table represents the plan's funded status reconciled to the Balance Sheets:

     At December 31,                                         1997        1996

                                                          (Thousands of Dollars)
     Accumulated Postretirement Benefit
      Obligation (APBO):
       Retirees.......................................    $(37,810)   $(40,460)
       Fully eligible active employees................        (169)        (80)
       Active employees not eligible to retire........     (19,750)    (21,117)


     Total APBO.......................................     (57,729)    (61,657)
     Less:  Market value of plan assets...............      29,441      23,687


     APBO in excess of plan assets....................     (28,288)    (37,970)
     Unrecognized transition amount...................      37,995      40,528
     Unrecognized net gain............................      (9,707)     (2,558)
     Accrued postretirement benefit costs.............     $     0     $     0



     The following actuarial assumptions were used in calculating the plan's year-end funded status:

     At December 31,                                         1997        1996


     Discount rate....................................       7.25%       7.75%
     Health care cost trend rate (a)..................       5.76        7.23

      (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.4 percent by 2001.

     The effect of increasing the assumed health care cost trend rate by one percentage point in each year would increase the APBO as of December 31, 1997 by approximately $2.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $253 thousand. The trust holding the health plan assets is subject to federal income taxes at a 39.6 percent tax rate.

6.   COMMITMENTS AND CONTINGENCIES

     CONSTRUCTION PROGRAM

     The construction program is subject to periodic review and revision by management. NUSCO currently forecasts construction expenditures of approximately $83.4 million for the years 1998-2002, including approximately $17.0 million for 1998.







                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1997

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

--------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                  1997              1996
--------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies        $333,249          $332,979
    458    Services rendered to nonassociate companies       33,135            48,566
    421    Miscellaneous income or loss                         314               151
                                                        ------------       -----------
                                     Total Income           366,698           381,696
                                                        ------------       -----------

           EXPENSE
           -------
    920    Salaries and wages                               169,225           168,130
    921    Office supplies and expenses                      44,404            43,843
    922    Administrative expense transferred-credit           -                  -
    923    Outside services employed                         75,015            76,008
    924    Property insurance                                    30                49
    925    Injuries and damages                                 845               910
    926    Employee pensions and benefits                    22,322            29,811
    928    Regulatory commission expense                        235                74
    930.1  General advertising expenses                        -                  -
    930.2  Miscellaneous general expenses                     2,017             7,274
    931    Rents                                             22,851            26,946
    932    Maintenance of structures and equipment            1,515               586
    403    Depreciation and amortization expense             12,212             8,400
    408    Taxes other than income taxes                     12,436            13,140
    409    Income taxes                                         856             4,670
    410    Provision for deferred income taxes                3,587             7,252
    411    Provision for deferred income taxes-credit        (4,853)           (8,647)
    411.5  Investment tax credit                               -                  -
    426.1  Donations                                            327               542
    426.5  Other deductions                                   3,669             2,701
    427    Interest on long-term debt                          -                  -
    430    Interest on debt to associate companies             -                  -
    431    Other interest expense                                 5                 7
                                                        ------------       -----------
                                     Total Expense          366,698           381,696
                                                        ------------       -----------
                               Net Income or (Loss)              $0                $0
                                                        ============       ===========







                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457


------------------------------------------------------------------------------
                                   DIRECT    INDIRECT  COMPENSATION   TOTAL
                                    COSTS      COSTS     FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED   OF CAPITAL   BILLED
------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2      457-3
                                 ---------------------------------------------
Northeast Utilities                  $4,479       $110     $-          $4,589
The Connecticut Light and
  Power Company                     124,395     14,816      -         139,211
Public Service Company of New
  Hampshire                          30,580      3,437      -          34,017
North Atlantic Energy
  Corporation                            79          6      -              85
Western Massachusetts
  Electric Company                   27,175      3,013      -          30,188
Holyoke Water Power Company           2,432        324      -           2,756
Holyoke Power and Electric
  Company                                 8          1      -               9
Northeast Nuclear Energy Company     85,159      8,099      -          93,258
North Atlantic Energy Service
  Corporation                        10,703        674      -          11,377
The Quinnehtuk Company                   22          3      -              25
The Rocky River Realty Company          624          6      -             630
  Properties Inc.                         1         -       -               1
Charter Oak Energy Incorporated       3,619        113      -           3,732
COE Avenue Fenix Corporation             31          5      -              36
COE Development Corporation             546         93      -             639
COE (UK) Corporation                      4          1      -               5
COE Tejona Corp.                        130         21      -             151
COE Argentina II Corp.                   22          4      -              26
Mode 1 Communications, Inc.             443         48      -             491
Select Energy, Inc.                  11,038        866      -          11,904
HEC Inc.                                113          6      -             119
                                 ---------- ---------- ----------- ----------

                           TOTAL   $301,603    $31,646     $-        $333,249
                                 ========== ========== =========== ==========


</TABLE








              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1997

                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

-------------------------------------------------------------------------------------------------
                                       DIRECT  INDIRECT COMPENSATION            EXCESS    TOTAL
                                       COSTS    COSTS     FOR USE     TOTAL       OR      AMOUNT
NAME OF NONASSOCIATE COMPANY          CHARGED  CHARGED   OF CAPITAL   COSTS   DEFICIENCY  BILLED
-------------------------------------------------------------------------------------------------
                                                          (Thousands of Dollars)

                                       458-1    458-2      458-3                458-4
                                     ------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (1)                  $ 12,226  $ 2,161    $   -     $ 14,387   $   -    $ 14,387
Connecticut Valley Electric
  Exchange (1)                          4,202       34        -        4,236               4,236
New England Power Exchange (1)          5,557       56        -        5,613               5,613
New England Power Planning
  Committee (1)                         2,415       84        -        2,499               2,499
New England Power Pool (1)              6,230       13        -        6,243               6,243
Yankee Gas Services Company (1)             2       -         -            2                   2
                                     ------------------------------------------------------------
                                       30,632    2,348        -       32,980      -       32,980
                                     ------------------------------------------------------------
Other miscellaneous revenues: (2)
 Southern New England Telephone Co.       134       -         -          134                 134
Miscellenous (83 companies)                21       -         -           21                  21
                                     ------------------------------------------------------------
                                          155       -         -          155      -          155
                                     ------------------------------------------------------------
TOTAL                                $ 30,787  $ 2,348    $   -     $ 33,135   $  -     $ 33,135
                                     ============================================================



INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing and/or other services.
(2) The services provided were primarily training services and rental of video services.








                                               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                       For the Year Ended December 31, 1997

                                                                   SCHEDULE XVI
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                     ASSOCIATE AND NONASSOCIATE COMPANIES
------------------------------------------------------------------------------------------------------
                                               ASSOCIATE COMPANY CHARGES NONASSOCIATE COMPANY CHARGES
                                               ------------------------- -----------------------------
ACCOUNT                                         DIRECT INDIRECT           DIRECT INDIRECT
NUMBER       DESCRIPTION OF ITEMS                COST    COST    TOTAL     COST    COST      TOTAL
------------------------------------------------------------------------ -----------------------------
                                                                            (Thousands of Dollars)
920    SALARIES AND WAGES                      155,676   2,209   157,885  11,134      206     11,340
921    OFFICE SUPPLIES AND EXPENSES             33,460   7,562    41,022   2,840      542      3,382
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                     0       0         0       0        0          0
923    OUTSIDE SERVICES EMPLOYED                63,268   2,369    65,637   9,204      174      9,378
924    PROPERTY INSURANCE                            0      28        28       0        2          2
925    INJURIES AND DAMAGES                        758       0       758      87        0         87
926    EMPLOYEE PENSIONS AND BENEFITS           19,841       0    19,841   2,481        0      2,481
928    REGULATORY COMMISSION EXPENSE               232       0       232       3        0          3
930.1  GENERAL ADVERTISING EXPENSES                  0       0         0       0        0          0
930.2  MISCELLANEOUS GENERAL EXPENSES            1,626     182     1,808     198       11        209
931    RENTS                                    11,515   7,659    19,174   3,130      547      3,677
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT     746     556     1,302     164       49        213
403    DEPRECIATION AND AMORTIZATION EXPENSE         0  11,370    11,370       0      842        842
408    TAXES OTHER THAN INCOME TAXES            11,098       0    11,098   1,338        0      1,338
409    INCOME TAXES                                766       0       766      90        0         90
410    PROVISION FOR DEFERRED INCOME TAXES       3,587       0     3,587       0        0          0
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                (4,853)      0    (4,853)
411.5  INVESTMENT TAX CREDIT                         0       0         0       0        0          0
426.1  DONATIONS                                   327       0       327       0        0          0
426.5  OTHER DEDUCTIONS                          3,540       9     3,549     119        1        120
427    INTEREST ON LONG-TERM DEBT                    0       0         0       0        0          0
431    OTHER INTEREST EXPENSE                        5       0         5       0        0          0
                                               ------------------------------------------------------
                           SUBTOTAL EXPENSES = 301,592  31,944   333,536  30,788    2,374     33,162
       COMPENSATION FOR USE OF EQUITY CAPITAL=
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES=                        0                           0
431    OTHER INTEREST EXPENSE=                                         0                           0
                                                               ----------                 -----------
                              TOTAL EXPENSES =                   333,536                      33,162
421    MISCELLANEOUS INCOME - CREDIT                11    (298)     (287)     (1)     (26)       (27)
                                               ------------------------------------------------------
            TOTAL COST OF SERVICE =            301,603  31,646   333,249  30,787    2,348     33,135
                                               ======================================================

       INSTRUCTION: Total cost of service will
       equal for associate and nonassociate
       companies the total amount billed under
       their separate analysis of billing
       schedules.












--------------------------------------------------------------------------------
                                                   TOTAL CHARGES FOR SERVICE
                                                --------------------------------
ACCOUNT                                          DIRECT    INDIRECT
NUMBER       DESCRIPTION OF ITEMS                 COST       COST       TOTAL
----------------------------------------------- --------------------------------
                                                    (Thousands of Dollars)
920    SALARIES AND WAGES                         166,810      2,415    169,225
921    OFFICE SUPPLIES AND EXPENSES                36,300      8,104     44,404
922    ADMINISTRATIVE EXPENSE TRANSFERRED-
          CREDIT                                        0          0          0
923    OUTSIDE SERVICES EMPLOYED                   72,472      2,543     75,015
924    PROPERTY INSURANCE                               0         30         30
925    INJURIES AND DAMAGES                           845          0        845
926    EMPLOYEE PENSIONS AND BENEFITS              22,322          0     22,322
928    REGULATORY COMMISSION EXPENSE                  235          0        235
930.1  GENERAL ADVERTISING EXPENSES                     0          0          0
930.2  MISCELLANEOUS GENERAL EXPENSES               1,824        193      2,017
931    RENTS                                       14,645      8,206     22,851
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT        910        605      1,515
403    DEPRECIATION AND AMORTIZATION EXPENSE            0     12,212     12,212
408    TAXES OTHER THAN INCOME TAXES               12,436          0     12,436
409    INCOME TAXES                                   856          0        856
410    PROVISION FOR DEFERRED INCOME TAXES          3,587          0      3,587
411    PROVISION FOR DEFERRED INCOME TAXES -
          CREDIT                                   (4,853)         0     (4,853)
411.5  INVESTMENT TAX CREDIT                            0          0          0
426.1  DONATIONS                                      327          0        327
426.5  OTHER DEDUCTIONS                             3,659         10      3,669
427    INTEREST ON LONG-TERM DEBT                       0          0          0
431    OTHER INTEREST EXPENSE                           5          0          5
                                               ---------------------------------
                           SUBTOTAL EXPENSES =    332,380     34,318    366,698

       COMPENSATION FOR USE OF EQUITY CAPITAL=
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES=                               0
431    OTHER INTEREST EXPENSE=                                                0
                                                                     -----------
                              TOTAL EXPENSES =                          366,698
421    MISCELLANEOUS INCOME - CREDIT                   10       (324)      (314)
                                               ---------------------------------
            TOTAL COST OF SERVICE =               332,390     33,994    366,384
                                               =================================

       INSTRUCTION: Total cost of service will
       equal for associate and nonassociate
       companies the total amount billed under
       their separate analysis of billing
       schedules.







ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                                     DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                              TOTAL           -------------------------------
NUMBER       DESCRIPTION OF ITEMS                    AMOUNT OVERHEAD  (1)     (2)     (3)     (4)
----------------------------------------------------------------------------------------------------
                                                                          (Thousands of Dollars)
920    SALARIES AND WAGES                           169,225   2,415     808  29,227   3,647   4,758
921    OFFICE SUPPLIES AND EXPENSES                  44,404   8,104   1,464   6,028     693   1,658
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                     75,015   2,543     273  21,098       4     266
924    PROPERTY INSURANCE                                30      30       0       0       0       0
925    INJURIES AND DAMAGES                             845       0       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                22,322       0     113   2,382       0      16
928    REGULATORY COMMISSION EXPENSE                    235       0       0       0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                 2,017     193       0     167       0       4
931    RENTS                                         22,851   8,206       0     294       0      38
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT        1,515     605       0      11       0      42
403    DEPRECIATION AND AMORTIZATION EXPENSE         12,212  12,212       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                 12,436       0       0       0       0       0
409    INCOME TAXES                                     856       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES            3,587       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT  (4,853)      0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                        327       0       0      15       0       5
426.5  OTHER DEDUCTIONS                               3,669      10       0      68       0       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             5       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =      366,698  34,318   2,658  59,290   4,344   6,787
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.





ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (5)     (6)     (7)     (8)     (9)     (10)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                             8,319   3,710   7,646   2,332  10,230  14,976
921    OFFICE SUPPLIES AND EXPENSES                     236     572     918     124     841   1,839
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                        240     407   2,802   3,468   2,134   1,319
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0       0       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                     0  (1,227)    120       0       0       8
928    REGULATORY COMMISSION EXPENSE                      0       0       0       0       0       7
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                  (160)    218      16      18       2     162
931    RENTS                                              0       0       1       0      34     996
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0       0       0       0      10      13
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          0       0       0       0       1       2
426.5  OTHER DEDUCTIONS                                   0       0       0       0     191       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =        8,635   3,680  11,503   5,942  13,443  19,322
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.







ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (11)    (12)    (13)    (14)    (15)    (16)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                            19,366  15,763   6,081   2,206  13,428   4,914
921    OFFICE SUPPLIES AND EXPENSES                   3,343   3,188      11     299  11,765     279
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                     10,359   6,245   1,017   1,456   6,219   2,832
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0      28       0       0       0       0
926    EMPLOYEE PENSIONS AND BENEFITS                     1       4       0      22       1       0
928    REGULATORY COMMISSION EXPENSE                      0       0       0       0       0       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                   112      (5)    125     417     319      13
931    RENTS                                            (49)      6       0     116  11,149     299
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            2       0       0       0     406       4
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          0     294       0       0       0       0
426.5  OTHER DEDUCTIONS                                 149     605       0   1,525       0       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =       33,283  26,128   7,234   6,041  43,287   8,341
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.







ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
----------------------------------------------------------------------------------------------------
                                                            DEPARTMENT OR SERVICE FUNCTION
ACCOUNT                                             ------------------------------------------------
NUMBER       DESCRIPTION OF ITEMS                     (17)    (18)    (19)    (20)    (21)    (22)
----------------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)
920    SALARIES AND WAGES                             4,482   1,739   4,707     695   3,289   4,487
921    OFFICE SUPPLIES AND EXPENSES                   1,100      33     773     194     657     285
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0       0       0       0       0       0
923    OUTSIDE SERVICES EMPLOYED                      2,195     (49)  1,324      41   2,240   6,582
924    PROPERTY INSURANCE                                 0       0       0       0       0       0
925    INJURIES AND DAMAGES                               0       0      58       0     737      22
926    EMPLOYEE PENSIONS AND BENEFITS                20,719       0      16       0     147       0
928    REGULATORY COMMISSION EXPENSE                      0       0       0       0     228       0
930.1  GENERAL ADVERTISING EXPENSES                       0       0       0       0       0       0
930.2  MISCELLANEOUS GENERAL EXPENSES                   250       0      54     109       5      (2)
931    RENTS                                              0       0       0       0       0   1,761
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0       0     275       0       0     147
403    DEPRECIATION AND AMORTIZATION EXPENSE              0       0       0       0       0       0
408    TAXES OTHER THAN INCOME TAXES                      0       0       0       0       0       0
409    INCOME TAXES                                       0       0       0       0       0       0
410    PROVISION FOR DEFERRED INCOME TAXES                0       0       0       0       0       0
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT       0       0       0       0       0       0
411.5  INVESTMENT TAX CREDIT                              0       0       0       0       0       0
426.1  DONATIONS                                          0       0       8       2       0       0
426.5  OTHER DEDUCTIONS                                   0       0       0   1,121       0       0
427    INTEREST ON LONG-TERM DEBT                         0       0       0       0       0       0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0       0       0       0       0       0
431    OTHER INTEREST EXPENSE                             0       0       0       0       0       0
                                                    ------------------------------------------------
                              TOTAL EXPENSES =       28,746   1,723   7,215   2,162   7,303  13,282
                                                    ================================================

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.






ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
        For the Year Ended December 31, 1997

                    SCHEDULE XVII
         SCHEDULE OF EXPENSE DISTRIBUTION BY
           DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------

ACCOUNT                                             --------
NUMBER       DESCRIPTION OF ITEMS                     (23)
------------------------------------------------------------

920    SALARIES AND WAGES                                 0
921    OFFICE SUPPLIES AND EXPENSES                       0
922    ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0
923    OUTSIDE SERVICES EMPLOYED                          0
924    PROPERTY INSURANCE                                 0
925    INJURIES AND DAMAGES                               0
926    EMPLOYEE PENSIONS AND BENEFITS                     0
928    REGULATORY COMMISSION EXPENSE                      0
930.1  GENERAL ADVERTISING EXPENSES                       0
930.2  MISCELLANEOUS GENERAL EXPENSES                     0
931    RENTS                                              0
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT            0
403    DEPRECIATION AND AMORTIZATION EXPENSE              0
408    TAXES OTHER THAN INCOME TAXES                 12,436
409    INCOME TAXES                                     856
410    PROVISION FOR DEFERRED INCOME TAXES            3,587
411    PROVISION FOR DEFERRED INCOME TAXES - CREDIT  (4,853)
411.5  INVESTMENT TAX CREDIT                              0
426.1  DONATIONS                                          0
426.5  OTHER DEDUCTIONS                                   0
427    INTEREST ON LONG-TERM DEBT                         0
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES            0
431    OTHER INTEREST EXPENSE                             5
                                                    --------
                              TOTAL EXPENSES =       12,031
                                                    ========

       INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
       General Structure of Accounting System:
       Uniform System of Accounts)

       See page 25 for explanation of above service functions.







               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 1997

                                  SCHEDULE XVII
                                  -------------

                            KEYS FOR SERVICE FUNCTIONS
                            --------------------------

  KEYS                           SERVICE FUNCTION
  ----                           ----------------
   (1)    Chairman, President and Chief Executive Officer
   (2)    President - Nuclear Group
   (3)    Executive V.P. and Chief Financial Officer
   (4)    V.P. Fossil and Hydro Engineering and Operations
   (5)    V.P. and Controller
   (6)    V.P. and Treasurer
   (7)    V.P. - Wholesale Marketing
   (8)    V.P. - Business Strategy
   (9)    President - Retail Business Group
  (10)    V.P. - Energy Delivery
  (11)    V.P. - Retail Marketing
  (12)    Director - Customer Service
  (13)    Senior V.P. and Chief Administrative Officer
  (14)    V.P. - Corporate Communication
  (15)    V.P. and Chief Information Officer
  (16)    V.P. - Purchasing and General Services
  (17)    V.P. - Human Resources
  (18)    Director - Internal Audit and Security
  (19)    V.P. - Environmental, Health and Safety
  (20)    V.P. - Governmental Affairs
  (21)    V.P.,Secretary and General Counsel
  (22)    New England Power Pool
  (23)    Corporate Expenses - unallocated






                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                        For the Year Ended December 31, 1997
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------
                                       ACCOUNT 920

                                                DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                             INCLUDED IN AMOUNTS BILLED TO     NUMBER OF
------------------                        -------------------------------------- PERSONNEL
Indicate each dept.                         TOTAL   PARENT    OTHER       NON       END
or service function.                       AMOUNT  COMPANY ASSOCIATES ASSOCIATES  OF YEAR
--------------------                      -------------------------------------- ---------
                                                   (Thousands of Dollars)
Chairman, President and Chief
  Executive Officer                           $808     $60       $714        $34        3
President- Nuclear Group                    29,227       0     27,047      2,180      366
Executive V.P. and Chief
  Financial Officer                          3,647       4      3,632         11        6
V.P. Fossil and Hydro Engineering
  and Operations                             4,758       0      4,753          5       52
V.P. and Controller (1)                      8,323      11      7,924        388      160
V.P. and Treasurer                           3,710      21      3,498        191       77
V.P. - Wholesale Marketing                   7,646       0      7,639          7       92
V.P. - Business Strategy                     2,332      88      2,231         13       30
President - Retail Business Group           10,230      14     10,214          2       24
V.P. - Energy Delivery                      14,976       0     13,072      1,904      248
V.P. - Retail Marketing                     19,366     122     19,244          0      274
Director - Customer Service                 15,763       0     15,763          0      379
Senior V.P. and Chief Administrative
  Officer                                    6,081       0      5,879        202        2
V.P. - Corporate Communication               2,206       1      1,933        272       39
V.P. and Chief Information Officer (2)      13,824       2     13,053        769      368
V.P. Purchasing and General
  Services (3)                               6,883       9      6,623        251      127
V.P. - Human Resources (4)                   4,487       0      4,247        240       71
Director - Internal Audit and Security       1,739       3      1,640         96       34
V.P.- Environmental, Health and Safety       4,707       0      4,496        211       70
V.P.- Governmental Affairs                     695       0        662         33        7
V.P., Secretary and
  General Counsel (5)                        3,330     294      2,907        129       50
New England Power Pool                       4,487       0         85      4,402        0
                                          -------------------------------------- ---------
                                          $169,225    $629   $157,256    $11,340    2,479
                                          ====================================== =========

(1) Total amount includes $4,000 of payroll overhead.
(2) Total amount includes $396,000 of payroll overhead.
(3) Total amount includes $1,969,000 of payroll overhead.
(4) Total amount includes $5,000 of payroll overhead.
(5) Total amount includes $41,000 of payroll overhead.












                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 1997

                                  OUTSIDE SERVICES EMPLOYED
                                        ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
------------------------------------------------------------------------------------------
                                                                  RELATIONSHIP
                                                                  "A"-ASSOCIATE
                                                                    "NA"-NON
           FROM WHOM PURCHASED                                      ASSOCIATE    AMOUNT
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                               of Dollars)
AUDITING SERVICES
-----------------
KPMG PEAT MARWICK                                                      NA            $212
MISCELLANEOUS (1 PAYEE)                                                NA              35
                                                                               -----------
    TOTAL AUDITING SERVICES                                                           247
                                                                               ===========

ADVERTISING SERVICES
--------------------
BSA ADVERTISING INC                                                    NA             127
MISCELLANEOUS (20 PAYEES)                                              NA              76
                                                                               -----------
    TOTAL ADVERTISING SERVICES                                                        203
                                                                               ===========

COLLECTION SERVICES
-------------------
CREDIT BUREAU COLLECTIONS                                              NA             133
FINANCIAL COLLECTION AGENCIES                                          NA             108
MISCELLANEOUS (11 PAYEES)                                              NA             198
                                                                               -----------
    TOTAL COLLECTION SERVICES                                                         439
                                                                               ===========

COMPUTER SERVICES
-----------------
ADVANCED COMPUTING TECHNIQUES                                          NA             137
DUN & BRADSTREET                                                       NA             278
EDP CONTRACT SERVICES                                                  NA             113
IBM                                                                    NA             439
PITNEY BOWES INC                                                       NA             122
PRIDE TECHNOLOGIES INC                                                 NA             709
MISCELLANEOUS (40 PAYEES)                                              NA             685
                                                                               -----------
     TOTAL COMPUTER SERVICES                                                        2,483
                                                                               ===========
ENGINEERING SERVICES
--------------------
ABB POWER T&D COMPANY INC                                              NA             101
ADEPT INC                                                              NA             144
ALTRIS SOFTWARE INC                                                    NA             108
BCP TECHNICAL SERVICES INC                                             NA             249
C W COSTELLO & ASSOCIATES INC                                          NA           1,249
CATARACT INC                                                           NA             207
CONTINENTAL SERVICES GROUP INC                                         NA             230
DIGITAL EQUIPMENT CORP                                                 NA             180
DUKE ENG & SERVICES INC                                                NA             203
FPI INTERNATIONAL                                                      NA             503
HIGH TECH CONSULTANTS                                                  NA             182
INTEGRATED SYSTEMS RESOURCES                                           NA             226
KEANE INC                                                              NA             165
MDM ENGINEERING CORP                                                   NA             387
OAK RIDGE INSTITUTE                                                    NA             212
PARAMOUNT SYSTEMS INC                                                  NA             287
PILOT SOFTWARE INC                                                     NA             183
PREMIER DATA SERVICES INC                                              NA             194
SOFTAIDE SERVICES                                                      NA             161
SONALYSTS INC                                                          NA             162
STONE & WEBSTER CONST CO INC                                           NA             122
TECHNICAL AID CORP                                                     NA             570
VPA CORPORATION                                                        NA             355
WILTEL COMMUNICATION SYSTEMS                                           NA             408
YANKEE ATOMIC ELECTRIC CO                                              NA           1,836
MISCELLANEOUS (139 PAYEES)                                             NA           2,116
                                                                               -----------
   TOTAL ENGINEERING SERVICES                                                      10,740
                                                                               ===========
LEGAL SERVICES
--------------
BALLARD SPAHR ANDREWS & INGERSOLL                                      NA             209
CARMODY & TORRANCE DR                                                  NA             228
CONSERVATION LAW FOUNDATION                                            NA             100
DAY BERRY & HOWARD                                                     NA           2,792
HOWREY & SIMON                                                         NA             242
POLINSKY SANTOS & BOREA LLC                                            NA             100
STEPTOE & JOHNSON                                                      NA             178
MISCELLANEOUS (22 PAYEES)                                              NA             229
                                                                               -----------
   TOTAL LEGAL SERVICES                                                             4,078
                                                                               ===========
PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC                                           NA             327
THE WAVERLY PRINTING CO                                                NA             123
MISCELLANEOUS (4 PAYEES)                                               NA              18
                                                                               -----------
   TOTAL PRINTING SERVICES                                                            468
                                                                               ===========
TEMPORARY EMPLOYMENT SERVICES
------------------------------
MANPOWER INC                                                           NA           3,995
NUCON ENGINEERING ASSOC INC                                            NA           2,479
                                                                               -----------
   TOTAL TEMPORARY EMPLOYMENT SERVICES                                              6,474
                                                                               ===========
OTHER SERVICES
--------------
ADEPT INC                                                              NA             490
ADVANCED INTEG MANAG SERV INC                                          NA             114
ANDERSEN CONSULTING                                                    NA           1,420
ARTHUR ANDERSEN LLP                                                    NA             185
BARRY BLAU & PARTNERS INC                                              NA             795
BCP TECHNICAL SERVICES INC                                             NA             555
BERNARD M FOX                                                          NA             216
BLANCHARD TRAINING & DEV                                               NA             102
BURSON MARSTELLER                                                      NA             234
C W COSTELLO & ASSOCIATES INC                                          NA           2,745
CAMBRIDGE ENERGY RESEARCH                                              NA             245
CAMBRIDGE REPORTS RES INTL                                             NA             226
CEGELEC ESCA CORP                                                      NA             164
CITY OF HOLYOKE                                                        NA             179
COMMONWEALTH RELOCATION SVCS                                           NA             149
CONTRACT SOLUTIONS                                                     NA             466
COOPERS & LYBRAND LLP                                                  NA             430
CPCE INC                                                               NA             435
CREDIT CENTER INC                                                      NA             185
CT HOUSING INVESTMENT FUND                                             NA           2,235
DATA MAIL INC                                                          NA             165
DELOITTE & TOUCHE                                                      NA           1,867
DEVELOPMENT DIMENSIONS INT                                             NA             382
DIGITAL EQUIPMENT CORP                                                 NA             352
ENTOR CORP                                                             NA             533
EQUIFAX CREDIT INFOR SERVICES                                          NA             164
ETP INC                                                                NA             342
EUREST DINING SERVICES                                                 NA             132
EXITECH CORP                                                           NA             170
FIRST DATA CORP                                                        NA             384
FLEXIBLE RESOURCES                                                     NA             140
FPI INTERNATIONAL                                                      NA             381
GARTNER GROUP INC                                                      NA             281
GENERAL ELECTRIC COMPANY                                               NA             146
GHR CONSULTING SERVICES INC                                            NA             115
H & P INC                                                              NA             273
HEC INC                                                                A              609
HEIDRICK & STRUGGLES INC                                               NA           1,015
HEWITT ASSOCIATES                                                      NA             307
HORACE COFER ASSOCIATES INC                                            NA             405
ICF KAISER ENGINEERS INC                                               NA             121
INDECK MAINE ENERGY LLC                                                NA             256
INFOTEC CONSULTING & SERV INC                                          NA             139
INTEGRATED SYSTEMS RESOURCES                                           NA             131
JW HOLMES & CO                                                         NA             201
LAWSON SOFTWARE                                                        NA             106
LENCO COMPUTER CONSULTING                                              NA             173
LESLIE C JAMES PH D                                                    NA             102
LITTLE HARBOR CONSULTANTS INC                                          NA             134
LIUSKI INTERNATIONAL INC                                               NA             119
LOWELL COGENERATION CO LP                                              NA             278
MARTINEZ & ASSOCIATES                                                  NA             105
MARTIN-SIGMON CONSULTING                                               NA             114
MEGAN CORP                                                             NA             493
MICON INC                                                              NA             257
MILLETTE ASSOCIATES PC                                                 NA             157
MORGAN STANLEY & COMPANY INC                                           NA             216
NANCY J KIRBY                                                          NA             216
OPTICOM INC                                                            NA             131
OPTIMUM HOME CARE OF CT                                                NA             186
OPTIMUM TRAINING CENTERS LTD                                           NA             407
OUTPUT TECHNOLOGIES INC                                                NA             390
PARAMOUNT SYSTEMS INC                                                  NA             429
PAUL M BLANCH                                                          NA             167
PRO FITNESS                                                            NA             577
PUTNAM HAYES & BARTLETT INC                                            NA             849
RAYTHEON QUALITY PROGRAMS DIV                                          NA             120
RLW ANALYTICAL INC                                                     NA             621
ROCKWELL INTERNATIONAL                                                 NA             239
SCOTT MADDEN & ASSOCIATES INC                                          NA             661
SIMSTAR INTERNATIONAL                                                  NA             145
SONALYSTS INC                                                          NA             116
SPEC CONSULTANTS INC                                                   NA             294
SPECTRUM ASSOC                                                         NA             169
SUN TECHNICAL SERVICES INC                                             NA             257
TECHNICAL AID CORP                                                     NA             207
THAMES RECORDS MANAGEMENT INC                                          NA             151
THE BOSTON CONSULTING GROUP                                            NA           2,242
THE INDUS GROUP INC                                                    NA           6,194
THE NICHOLAS GROUP PC                                                  NA             139
THE WINN COMPANY                                                       NA             159
TOWERS PERRIN                                                          NA             169
UNICCO SECURITY SERVICES                                               NA             520
W D ASSOCIATES INC                                                     NA             420
WILTEL COMMUNICATION SYSTEMS                                           NA             241
WORCESTER ENERGY CO INC                                                NA             220
XCALIBER CONSULTING GROUP                                              NA             250
MISCELLANEOUS (873 PAYEES)                                             NA          10,162
                                                                               -----------
   TOTAL OTHER SERVICES                                                            49,883
                                                                               -----------
                                                                                  $75,015
                                                                               ===========






                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 1997

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                        DESCRIPTION OF SERVICES RENDERED
--------------------------------------------------------------------------------------------------------

AUDITING SERVICES
-----------------
KPMG PEAT MARWICK                  Professional Services in Conjunction with Evaluation of NEPOOL


ADVERTISING SERVICES
--------------------
BSA ADVERTISING INC                Furnish Advertising Services as Requested by Employment Department


COLLECTION SERVICES
-------------------

CREDIT BUREAU COLLECTIONS          Furnish Collection Services for the Western Mass Region and the
                                   Hartford Area
FINANCIAL COLLECTION AGENCIES      Furnish Collection Services for the Eastern Region



COMPUTER SERVICES
-----------------
ADVANCED COMPUTING TECHNIQUES      Technical Support for NUTIMS program and I96 Desktop Team
DUNN & BRADSTREET                  Annual Software License and Support; Reporting
EDP CONTRACT SERVICES              Provide consulting services
IBM                                Consulting Services for Development of an IT Strategy; Disaster
                                   Recovery Services
PITNEY BOWES INC                   Maintenance and on-site repairs
PRIDE TECHNOLOGIES INC             Provide technicians services for I96 Pathfinder Phase;
                                   Desktop Maintenance


ENGINEERING SERVICES
--------------------
ABB POWER T&D COMPANY INC          Lease/purchase of Windowcouger Program with Pace Module
ADEPT INC                          Provide programming support of TCIAS2
ALTRIS SOFTWARE INC                Provide consulting services for EDMS infrastructure
                                   support needs
BCP TECHNICAL SERVICES INC         Provide staffing and consulting services for NNECO Nuclear
                                   Oversight Organization at Millstone
C W COSTELLO & ASSOCIATES INC      Provide on-site programming services and training for
                                   Wholesale Marketing Information Tracking System
CATARACT INC                       Provide support for Millstone Operational Standards Report
CONTINENTAL SERVICES GROUP INC     Support the MIMS Project for Nuclear Production Materials
DIGITAL EQUIPMENT CORP             Provide consulting services for Wethersfield location
DUKE ENG & SERVICES INC            Provide professional services to Nuclear Oversight Group for recovery of the Millstone units
FPI INTERNATIONAL                  Provide consulting services for Root Cause Analysis at
                                   Millstone Station
HIGH TECH CONSULTANTS              Support for DB2 Administration
INTEGRATED SYSTEMS RESOURCES       Provide consultant services for support of SYBASE DBA Activities, backup and recovery analysis; UNIX programming for Enterprise
                                   Management.
KEANE INC                          Provide software support and services for RMG Marketing
                                   Information System
MDM ENGINEERING CORP               Provide services for Regulatory Affairs Department and provide support for Millstone 1 and CY PM Optimization Project
OAK RIDGE INSTITUTE                Provide consulting services and assistance in establishing a
                                   Public Education Program for Decontamination & Decommissioning
                                   of Nuclear Power Plants
PARAMOUNT SYSTEMS INC              Provide assistance to I96 Team in rewriting VAX system applications to Lotus Notes format
PILOT SOFTWARE INC                 Provide consulting services to support MIDDS and TACS project
PREMIER DATA SERVICES INC          Services to Support the INDUS Passport Infrastructure Project
SOFTAIDE SERVICES                  Provide computer programming services for TESSERACT
SONALYSTS INC                      Furnish engineering assistance to assist with Operating Experience
                                   Evaluations
STONE & WEBSTER CONST CO INC       Labor and supervision for Letdown Support Mods
TECHNICAL AID CORP                 Furnish professional and clerical personnel to support Marketing and Conservation Programs
VPA CORPORATION                    Provide consulting services as requested in support of Special
                                   Projects Department at Millstone Station
WILTEL COMMUNICATION SYSTEMS       Furnish resident technicians to complete Customer Service Requests at NU System locations
YANKEE ATOMIC ELECTRIC CO          QA & Administration of Access Authorization and Fitness for Duty
                                   Programs; Audit and Assessment Support Services

LEGAL SERVICES
--------------
BALLARD SPAHR ANDREWS & INGERSOLL  Provide Legal Services for separation of NEPOOL from NU
CARMODY & TORRANCE DR              Provide Legal Services on an as Requested Basis
CONSERVATION LAW FOUNDATION        Collaborative Effort - Legal Services
DAY BERRY & HOWARD                 Provide Legal Services on an as Requested Basis
HOWREY & SIMON                     Furnish Consulting Services for NEPOOL Center
POLINSKY SANTOS & BOREA LLC        Provide Legal Services on an as Requested Basis
STEPTOE & JOHNSON                  Provide Legal Services on an as Requested Basis


PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC       Printing Consumer News and Special Bill Inserts
THE WAVERLY PRINTING CO            Printing Services as Directed by Corporate Communications
                                   Department; Newsletter


TEMPORARY EMPLOYMENT SERVICES
------------------------------
MANPOWER INC                       Temporary Labor Services
NUCON ENGINEERING ASSOC INC        Furnish Services for NUSCO Retiree Skill Bank


OTHER SERVICES
--------------
ADEPT INC                          Provide services for EDS Project and TCIAS2
ADVANCED INTEG MANAG SERV INC      Provide Training and Technical Support for Licensed
                                   Reactor Operators
ANDERSEN CONSULTING                Provide Consulting Services for NEPOOL and ISO Transition
                                   Projects
ARTHUR ANDERSEN LLP                Provide Consulting Services for Restructuring of Electric
                                   Utility Industry
BARRY BLAU & PARTNERS INC          Furnish Services to Assist in Developing Marketing Communications
                                   Programs
BCP TECHNICAL SERVICES INC         Provide staff augmentation to support NNECO Nuclear Oversight
                                   Organization at Millstone Station
BERNARD M FOX                      Provide consulting services as requested by Board of Trustees
BLANCHARD TRAINING & DEV           Provide Leadership Training for Supervisors; Materials for Team
                                   Working Training
BURSON MARSTELLER                  Consulting Communication Services
C W COSTELLO & ASSOCIATES INC      On-Site Computer Programming Services
CAMBRIDGE ENERGY RESEARCH          Furnish consulting services as required by NU's New Business and
                                   Product Development Department
CAMBRIDGE REPORTS RES INTL         Provide services to conduct Quarterly Customer Satisfaction Surveys and furnish Public Opinion Surveys and Strategic Communications
CEGELEC ESCA CORP                  Furnish Software for Oasis Program
CITY OF HOLYOKE                    Provide Police Officers for Traffic Duty
COMMONWEALTH RELOCATION SVCS       Provide a Home Sales Assistance Program for Qualified Employees
CONTRACT SOLUTIONS                 Provide Mechanical Engineering Services for Millstone 3
COOPERS & LYBRAND LLP              Provide consulting services for NU Strategic Environmental Project
CPCE INC                           Furnish contractor services for WIN95/Notes
CREDIT CENTER INC                  Furnish collection services for early placement of final bills
CT HOUSING INVESTMENT FUND         Support the Administration and Oversight of the Wrap Unit to Provide
                                   Low-Income Weatherization Services
DATA MAIL INC                      Mailing Services for Community Relations Department
DELOITTE & TOUCHE                  Furnish services to develop IT Application & Software Architecture and Risk Management Policies & Procedures for Wholesale Marketing
                                   Department
DEVELOPMENT DIMENSIONS INT         Training and Assessment Activities - Nuclear and Information
                                   Technology Reengineering Selection Process
DIGITAL EQUIPMENT CORP             Provide support for I96 Project; printer maintenance
ENTOR CORP                         Provide instruction services for MP3 Operator Training
EQUIFAX CREDIT INFOR SERVICES      Analytical Services to Verify Customer Database, Provide
                                   Firmographics and Demographics Data
ETP INC                            EAP Services for Employees and Dependents; Supervisory Training
                                   Services
EUREST DINING SERVICES             Furnish Food Service to Wethersfield, Berlin, Waterbury, Hartford
                                   and Brush Hill cafeterias; Furnish meals to RBG Training Center
                                   Students
EXITECH CORP                       Provide Nuclear Consulting Services and Simulator Training
FIRST DATA CORP                    Automated Electronic Payment Agent Management Services to CL&P and
                                   WMECO
FLEXIBLE RESOURCES                 Recruitment and Selection of Marketing Personnel; Develop
                                   Curriculum for Marketing Training
FPI INTERNATIONAL                  Provide consulting services for Root Cause Analysis at Millstone
                                   Station as assigned by the Quality Assurance Department
GARTNER GROUP INC                  Provide research and consulting services for IT
GENERAL ELECTRIC COMPANY           Supply MAPS V9.0 software (Multi-Area Production Simulation)
GHR CONSULTING SERVICES INC        Furnish Construction Managing Services for completion of energy efficient measures at Meriden Water Treatment Facility
H & P INC                          Furnish Assessment Services relative to Nuclear Safety and Oversight and Nuclear Quality Performance
HEC INC                            Create a Pilot Sales and Marketing Program in the Government and
                                   Municipal Sector of Market Management; Conduct Energy Analysis
                                   Surveys;   Management; Conduct Energy Analysis Surveys
HEIDRICK & STRUGGLES INC           Provide executive search services
HEWITT ASSOCIATES                  Consulting services for ESCO Compensation & Benefits Study;
                                   RBG Exempt Compensation Study; Actuarial services for NUSCO Benefits
HORACE COFER ASSOCIATES INC        Provide Training Services for Millstone Units
ICF KAISER ENGINEERS INC           Provide software development services for C-Relm (Customer Relm)
INDECK MAINE ENERGY LLC            Readiness Fees / NEPEX
INFOTEC CONSULTING & SERV INC      Provide consulting services as a Migration Manager
INTEGRATED SYSTEMS RESOURCES       Provide consulting services
JW HOLMES & CO                     Provide training services on the MP2 Materials Upgrade Project
LAWSON SOFTWARE                    Provide software for Human Resource Department
LENCO COMPUTER CONSULTING          Provide consulting services for Year 2000 Program
LESLIE C JAMES PH D                Provide consulting services in support of Organizational Development and Succession Planning Activities at Millstone Station
LITTLE HARBOR CONSULTANTS INC      Provide consulting services as Independent Third Party Oversight of the Employee Safety Concerns Program at Millstone Station
LIUSKI INTERNATIONAL INC           Provide computer supplies
LOWELL COGENERATION CO LP          Costs associated with Lowell Plant Preparation
MARTINEZ & ASSOCIATES              Provide consulting services
MARTIN-SIGMON CONSULTING           Provide consulting services to support Independent Assessment of
                                   Nuclear Oversight at Millstone Station
MEGAN CORP                         Provide training and instruction for contractors; support licensing programs at MP2 Operator Training Department
MICON INC                          Services to Support NUSCO's New Customer Information and
                                   Billing/Order System
MILLETTE ASSOCIATES PC             Provide Physician Services to Northeast Utilities
MORGAN STANLEY & COMPANY INC       Provide consulting services
NANCY J KIRBY                      Provide services for various training and assessment assignments
OPTICOM INC                        Install Telcom Equipment
OPTIMUM HOME CARE OF CT            Furnish Professional Nursing and EMT Services to Berlin Health Unit
OPTIMUM TRAINING CENTERS LTD       Provide WIN95/Notes Trainers and Desktop Specialists; PC Training
OUTPUT TECHNOLOGIES INC            Microfiche Services
PARAMOUNT SYSTEMS INC              MIMS, NUTIMS and Millennium Project Support
PAUL M BLANCH                      Provide consulting services for Nuclear Oversight at Millstone
PRO FITNESS                        Furnish consulting services to develop the Health Enhancement Program
PUTNAM HAYES & BARTLETT INC        Market Power Analysis
RAYTHEON QUALITY PROGRAMS DIV      Provide engineering services for Millstone Units & Connecticut Yankee
RLW ANALYTICAL INC                 Services to Determine Net Energy and Demand Impacts of Energy
                                   Action Program; Impact Evaluation of NUSCO's Multifamily Program
ROCKWELL INTERNATIONAL             ACD System for Customer Service Inquiry Center and Berlin Credit
                                   and Collection Center (Telephone System)
SCOTT MADDEN & ASSOCIATES INC      Furnish management consulting services for Strategic Planning Project
SIMSTAR INTERNATIONAL              Furnish computer software services
SONALYSTS INC                      Furnish services to assist Millstone Nuclear Training Department in Corrective and Recovery Actions
SPEC CONSULTANTS INC               QA/QC Inspection Services for Millstone Units 1,2 &3, and CY
SPECTRUM ASSOC                     Furnish services to perform Customer Center Telephone Survey
SUN TECHNICAL SERVICES INC         Contracted Instruction Services (Corrective Maintenance)
TECHNICAL AID CORP                 Furnish Professional and Clerical Personnel to Support Marketing
                                   and Conservation Programs
THAMES RECORDS MANAGEMENT INC      Provide microfilming services
THE BOSTON CONSULTING GROUP        Furnish consulting services as requested by management
THE INDUS GROUP INC                Move Baseline Changes From/To the Indus Development System; MIMS
                                   Data Conversion
THE NICHOLAS GROUP PC              Services to Determine Impacts of Energy Action Program, Energy
                                   Conscious Construction Program
THE WINN COMPANY                   Consulting, Media Training and Video Production
TOWERS PERRIN                      Furnish consulting services for Benefits Department
UNICCO SECURITY SERVICES           Provide Uniformed Security Guard Service
W D ASSOCIATES INC                 Provide consulting services to assist in maintenance of Millstone
                                   Unit 1  Emergency Operating Procedures
WILTEL COMMUNICATION SYSTEMS       Provide maintenance of telephone system at Merrimack and Berlin
WORCESTER ENERGY CO INC            Provides services for Initial Reactivation and Project Manager
XCALIBER CONSULTING GROUP          Provide services and support for Leadership Training Program for
                                   Millstone Unit 3 Management Team






         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1997


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such
              listing should be limited to $25,000.
------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
--------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                                   ($52)
Supplemental Retirement and Savings Plan                      6,820
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                             10,091
Post retirement medical benefit - FAS 106                     5,470
Other Employee Benefits Expenses                                 (7)







                                                          ---------
                                           TOTAL            $22,322
                                                          =========











             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1997


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)







                                                               ---------
                                              TOTAL            $   -
                                                               =========









                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        For the Year Ended December 31, 1997

                           MISCELLANEOUS GENERAL EXPENSES
                                    ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature.  Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act,
               as amended by Public Law 94-283 in 1976 (2 U.S.C. Section
               441(b)(2)) shall be separately classified.
___________________________________________________________________________________
                   DESCRIPTION                                       AMOUNT
-----------------------------------------------------------------------------------
                                                                  (Thousand of
                                                                    Dollars)
Information technology                                          $       449
Shareholder reports and meetings                                        396
Employee development expenses                                           279
Closing fees - revolving credit facility                                231
Northeast Power Coordinating Council                                    147
New York Stock Exchange - annual listing fee                             69
Credit monitoring fees                                                   67
Economic development                                                     49
Other miscellaneous expenses (76 items)                                 330
                                                                ------------
                                                TOTAL           $     2,017
                                                                ============










          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 1997


                                 RENTS
                              ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931,
              "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                       $8,525
Computer/Office equipment                                    14,058
Vehicles                                                        268




                                                          ---------
                                           TOTAL            $22,851
                                                          =========










          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 1997


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than
              Income Taxes." Separate the analysis into two groups:
              (1)Other than U.S. Government taxes, and (2) U.S.
              Government taxes. Specify each of the various kinds of
              taxes and show the amounts thereof. Provide a subtotal
              for each class of tax.
-------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                  $935
    Massachusetts Unemployment                                  61
    Local property                                             817
    Connecticut Corporation Business Tax                      (681)
    Other                                                       (5)
                                                          ---------
               Sub-Total                                     1,127
                                                          ---------

(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                       8,722
    Medicare Tax                                             2,467
    Federal Unemployment                                       120
                                                          ---------
               Sub-Total                                    11,309
                                                          ---------

                                           TOTAL           $12,436
                                                          =========









                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 1997


                                           DONATIONS
                                         ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------------------
         NAME OF RECIPIENT                      PURPOSE OF DONATION               AMOUNT
-------------------------------------------------------------------------------------------
                                                                                (Thousands
                                                                                of Dollars)
UNIVERSITY OF CONNECTICUT          CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT      $120
CAMBRIDGE REPORTS RES INTL         CHARITABLE CONTRIBUTION                              35
MA INSTITUTE OF TECHNOLOGY         CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        24
ST JOSEPH COLLEGE                  CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        15
CITIZENS FOR CONNECTICUTS          CHARITABLE CONTRIBUTION                              10
SCIENCE CENTER OF CONNECTICUT      CHARITABLE CONTRIBUTION                               9
THE E R HITCHCOCK COMPANY INC      CHARITABLE CONTRIBUTION                               8
GREENFIELD COMMUNITY COLLEGE       CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
TRINITY COLLEGE                    CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
WESLEYAN UNIVERSITY                CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
NATIONAL CONSUMER LAW CENTER       CHARITABLE CONTRIBUTION                               5
UNIVERSITY OF MASSACHUSETTS        CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
SEA RESEARCH FOUNDATION INC        CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT         5
PRIDE TECHNOLOGIES INC             CHARITABLE CONTRIBUTION                               4
HOW 2 DESIGN                       CHARITABLE CONTRIBUTION                               4
CHAMBER OF COMMERCE                CHARITABLE CONTRIBUTION                               4
MISCELLANEOUS (105 PAYEES)         CHARITABLE CONTRIBUTION AND EDUCATIONAL GRANT        64
                                                                                -----------
                                                       TOTAL                          $327
                                                                                ===========








              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 1997


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

----------------------------------------------------------------------------
         DESCRIPTION                      NAME OF PAYEE             AMOUNT
----------------------------------------------------------------------------
                                                              (Thousands of
                                                                   Dollars)

Executive incentive
 compensation plan            Various NUSCO Officers                 $1,521


Government relation
  expenditures                Black Kelly Scruggs & Healey              181
                              Gaffney, Bennett and Associates, Inc.     115
                              Issues Management Group                   125
                              Updike Kelly & Spellacy, PC               119
                              Miscellaneous (27 items)                   62


Communication services        Allied Printing Services, Inc.             58
                              Cronin & Company                        1,037
                              Miscellaneous (26 items)                  618


Contributions                 Miscellaneous (89 items)                  219


Accruals/(surrenders), net
for life insurance of
officers and employees where
the company is the
beneficiary                                                            (398)


Other                         Miscellaneous (2 items)                    12


                                                                    --------
                                                             TOTAL   $3,669
                                                                    ========










                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 1997

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See Notes to Financial Statements on pages 19 through 19D.







                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                     ORGANIZATION CHART (AS OF DECEMBER 31, 1997)


Chairman, President and Chief Executive Officer

 - President - Nuclear Group

 - President - Retail Business Group
    - Vice President - Energy Delivery
    - Vice President - Retail Marketing
    - Director - Customer Service

 - Executive Vice President and Chief Financial Officer
    - Vice President - Fossil and Hydro Engineering and Operations
    - Vice President and Controller
    - Vice President and Treasurer
    - Vice President - Wholesale Marketing
    - Vice President - Business Strategy

 - Senior Vice President and Chief Administrative Officer
    - Vice President - Environmental Health & Safety
    - Vice President - Corporate Communications
    - Vice President & Chief Information Officer
    - Vice President - Purchasing and General Services
    - Vice President - Human Resources
    - Director - Internal Audit and Security

 - Vice President - Governmental Affairs

 - Vice President - Secretary and General Counsel







                  NORTHEAST UTILITIES SERVICE COMPANY
                  -----------------------------------
                         METHODS OF ALLOCATION
                         ---------------------
                  For the year ended December 31, 1997
                  ------------------------------------


 1) Cogeneration Units

 2) Conservation and Load Management Programs and Expenditures

 3) Peak Load

 4) Fuel Purchased

 5) Gross Plant Assets

 6) Invoices Processed

 7) Materials and Supplies

 8) Megawatt Hour Sales

 9) Direct Charged Costs

10) Payroll

11) Operating Revenues

12) Union Employees

13) Vehicle Lease Costs

14) Customers

15) Vehicles

16) Nuclear Units

17) Borrowing Limits

18) Employees

19) Shareholder Equity

20) KWH Load Under Contract

21) Number of Customer Inquiries

NOTE: Allocations may include a combination of the above factors.







          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

       ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED









During 1997, there was no compensation for use of capital billed to the associated companies.









            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 1997

 Report Relating to Electric Power Brokering and Marketing Activities
     Filed pursuant to Rule 24 under the Public Utility Holding
      Company Act of 1935  (HCAR.  No. 26359; File No. 70-8641)






                                       (Thousands
                                        of Dollars)

ACTIVITY
--------
BROKERING:
        Revenues                         $      0
                                         =========
        Expenses                         $      0
                                         =========





MARKETING:
        Revenues:                        $ 26,138
                                         =========
        Expenses:
               Purchased power             23,850
               Payroll                         13
                                         ---------
                                         $ 23,863
                                         =========









         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                     SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.









                                   NORTHEAST UTILITIES SERVICE COMPANY
                                   -----------------------------------
                                       (Name of Reporting Company)




                               By: /s/ John J. Roman
                                   -----------------------------------
                                      (Signature of Signing Officer)




                                   John J. Roman - Vice President and Controller
                                   ---------------------------------------------
                                    (Printed Name and Title of Signing Officer)


                                   Date: April 23, 1998
                                   --------------------